                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                              (Amendment No. 7)(1)

                           SAZTEC INTERNATIONAL, INC.
                ------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   805842 10 1
                ------------------------------------------------
                                 (CUSIP Number)

                            James D. Rosener, Esquire
                               Pepper Hamilton LLP
                          1235 Westlakes Dr., Suite 400
                                Berwyn, PA 19312
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                              (Page 1 of 24 Pages)


----------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 2 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Tallard Infologix N.V.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |      -0-
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,757,177(1) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      -0-
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,757,177(1) (includes 1,539,003 shares issuable upon the
                  conversion of a promissory note and its accrued interest
                  thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

---------------------
(1) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 3 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Tallard B.V.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |      -0-
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,757,177(2) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      -0-
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,757,177(2) (includes 1,539,003 shares issuable upon the
                  conversion of a promissory note and its accrued interest
                  thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

-----------------------
(2) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 4 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bancroft (Antilles) N.V.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands Antilles
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |      -0-
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,757,177(3) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      -0-
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,757,177(3) (includes 1,539,003 shares issuable upon the
                  conversion of a promissory note and its accrued interest
                  thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

-------------------
(3) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 5 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hammerwood (B.V.I.) Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           The British Virgin Islands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,034,181
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,757,177(4) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,034,181
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,791,358(4) (includes 1,539,003 shares issuable upon the conversion of a promissory note and its accrued interest thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

--------------------
(4) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 6 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Maida Vale Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,034,181
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,757,177(5) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,034,181
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,791,358(5) (includes 1,539,003 shares issuable upon the conversion of a promissory note and its accrued interest thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------


--------------------------
(5) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.


*SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 7 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Domain Foundation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Liechtenstein
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,010,705
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,780,653(6) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,010,705
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   23,476
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,791,358(6) (includes 1,539,003 shares issuable upon the conversion of a promissory note and its accrued interest thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          OO
------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!*

---------------------
(6) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.

-----------------------------------             --------------------------------
CUSIP No.          805842  10  1        13D                  Page 8 of 24 Pages
-----------------------------------             --------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Elmwood Investments Holdings Ltd.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,010,705
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   3,780,653(7) (includes 1,539,003 shares issuable
 REPORTING     |     |   upon the conversion of a promissory note and its
PERSON WITH    |     |   accrued interest thereon through October 26, 2000)
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,010,705
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   23,476
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,791,358(7) (includes 1,539,003 shares issuable upon the conversion of a promissory note and its accrued interest thereon through October 26, 2000)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!*

---------------------
(7) This Reporting Person (as defined below) may be deemed to beneficially own 3,757,177 shares of the Issuer's Common Stock by virtue of being a party to that certain Voting Agreement, dated as of September 12, 2000, by and among Tallard, Maida Vale and Datamatics (as defined herein), as discussed more fully in Item
6. below. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.

                             SCHEDULE 13D STATEMENT
                             ----------------------

                  This Amendment No. 7 (this "Amendment"), dated October 26, 2000, to the statement on Schedule 13D, filed by Tallard B.V., Bancroft (Antilles) N.V., Hammerwood (B.V.I.) Limited and Peder Wallenberg (the "Statement") is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, by (i) Tallard Infologix N.V., a company incorporated in the Netherlands ("Infologix"), (ii) Tallard B.V., a company incorporated in The Netherlands ("Tallard"), (iii) Bancroft (Antilles) N.V., a company incorporated in The Netherlands Antilles ("Bancroft"), (iv) Hammerwood (B.V.I.) Limited, a company incorporated in the British Virgin Islands ("Hammerwood"), (v) Elmwood Investments Holdings Ltd., a company incorporated in the British Virgin Islands ("Elmwood"), (vi) Domain Foundation, an enterprise foundation created under the laws of Lichtenstein ("Domain") and (vii) Maida Vale Limited, a company incorporated in the British Virgin Islands ("Maida Vale"). Infologix, Tallard, Bancroft, Hammerwood, Elmwood, Domain and Maida Vale are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". The Amendment is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit A hereto.

                  This Amendment is being filed to reflect (i) a conversion of a promissory note issued by the Issuer to Maida Vale into Common Stock; (ii) certain transfers of Common Stock made by certain Reporting Persons; and (iii) disclosure of a Voting Agreement entered into by the Reporting Persons, effective as of October 18, 2000.

Item 1.           Security and Issuer.
                  --------------------

                  The title of the class of equity securities to which this statement relates is the common stock, no par value ("Common Stock"), of Saztec International, Inc., a California corporation (the "Issuer"). The principal executive office of the Issuer is located at 43 Manning Road, Billerica, Massachusetts 01821-3966.

Item 2.           Identity and Background.
                  ------------------------

                  Infologix is wholly owned by Tallard, which is wholly owned by Bancroft. Bancroft is wholly owned by Hammerwood. Maida Vale is wholly owned by Hammerwood. Elmwood owns 75% of the Class A shares of Hammerwood and 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain.

(a)-(c), (f)      The name, residence or business address, principal occupation, employment or business, and, as appropriate, the citizenship or place of organization of the Reporting Persons, and each person who is an executive officer or director or a person controlling Infologix, Tallard, Bancroft, Hammerwood, Elmwood, Domain and Maida Vale, are set forth on Schedule I attached hereto and incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The Reporting Persons have acquired, or disposed of, securities of the Issuer since the date of filing of Amendment No. 6. Consideration for the purchases of the securities of the Issuer by certain Reporting Persons was derived from working capital of such Reporting Persons.

                   In December, 1993, Tallard converted a $1,750,000 loan to the Issuer, including interest accrued thereon, into 588,328 shares of Common Stock. In March, 1994, Tallard acquired 62,500 shares of Common Stock and a warrant to purchase 62,500 shares of Common Stock, which has expired, for a total purchase price of $250,000. In October, 1994, Tallard acquired 306,513 shares of Common Stock for a purchase price of $750,000. In November, 1994, Tallard acquired 75,000 shares of Common Stock from Tallard Technologies, Inc., a Netherlands corporation, for a purchase price of $225,000. In May, 1997, Tallard transferred all shares and warrants of the Issuer to Infologix. In June, 1997, Infologix acquired 700,000 shares of Common Stock and warrants to purchase 700,000 shares of Common Stock, which have expired, for a total purchase price of $700,000. In November, 1997, Infologix acquired 83,333 shares of Common Stock. In December 1996, Wallenberg transferred all shares in Tallard to Hammerwood. From May 1998 to August 1998, Hemingfold Investments Ltd., B.V. ("Hemingfold"), a British Virgin Islands company and a wholly owned subsidiary of Hammerwood, acquired 230,000 shares of Common Stock. In August 1998, Hemingfold transferred all 230,000 shares of Common Stock to Maida Vale. In August 1998, Maida Vale acquired 35,000 shares of Common Stock.

                  Pursuant to the Convertible Note Subscription Agreement dated on June 30, 2000, between the Issuer and Maida Vale, Maida Vale tendered to the Issuer $500,000, and the Issuer issued to Maida Vale a convertible promissory note (the "Note"), in the principal amount of $500,000, payable in full by June 30, 2001. At any time prior to the payment in full of the Note, Maida Vale has the right to convert the Note and accrued interest thereon into shares of Common Stock at a conversion price of $.50 per share.

                  Infologix and Maida Vale entered into an agreement (the "Agreement") with Datamatics Technologies, Ltd., an Indian corporation ("Datamatics"), to sell to Datamatics 2,018,174 shares of Common Stock at a price of $.47 per share for an aggregate purchase price of $948,541.78 (the "Transaction"). On October 18, 2000, pursuant to the Agreement, Maida Vale sold and transferred 265,000 shares of Common Stock to Datamatics, Maida Vale converted the Note into 1,034,181 shares of Common Stock, Infologix sold and transferred 1,753,174 shares of Common Stock to Datamatics and Datamatics transferred $948,541.78 to the respective accounts of Maida Vale and Infologix.

         The information set forth in Item 6. of this Schedule 13D with respect to the Voting Agreement is hereby incorporated herein by reference.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The Reporting Persons acquired the securities described herein to increase their equity interest in the Issuer. Pursuant to the Transaction, Infologix and Maida Vale have a present intent and proposal that would result in: (i) the disposition of its shares of Common Stock of the Issuer; and (ii) a change in the present Board of Directors of the Issuer.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

(a)-(b): For the purposes of this Schedule 13D, the calculations in this statement are based upon 5,596,304 shares of Common Stock issued and outstanding as of the date hereof pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (based upon the Company's annual report on Form 10-KSB for the year ended June 30, 2000 filed with the Securities and Exchange Commission, as adjusted to reflect: (i) the Company's issuance in July 2000 of 46,376 shares of Common Stock to certain employees in lieu of pay and (ii) the issuance of 1,034,181 shares of Common Stock to Maida Vale upon the conversion of the Note as describer herein).

         5.1  Amount beneficially owned by Infologix(8)               3,757,177

              Percent of class beneficially owned by Infologix        52.7%

              Number of Shares of Common Stock as to
              which Infologix has:

              (i)   Sole power to vote or to direct the vote          -0-

              (ii)  Shared power to vote or to direct the
                    vote                                              3,757,177

              (iii) Sole power to dispose or to direct
                    the disposition of                                -0-

              (iv)  Shared power to direct the disposition            -0-

         5.2  Amount beneficially owned by Tallard(9)                 3,757,177


-------------------------
(8) As a result of the Voting Agreement as described in Item 6. hereof, this Reporting Person may be deemed to be the beneficial owner of 3,757,177 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement

(9) As a result of the Voting Agreement as described in Item 6. hereof, this Reporting Person may be deemed to be the beneficial owner of 3,757,177 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement

              Percent of class beneficially owned by Tallard          52.7%

              Number of Shares of Common Stock as to
              which Infologix has:

              (i)   Sole power to vote or to direct the vote          -0-

              (ii)  Shared power to vote or to direct the
                    vote                                              3,757,177

              (iii) Sole power to dispose or to direct
                    the disposition of                                -0-

              (iv)  Shared power to direct the disposition            -0-

         5.3  Amount beneficially owned by Bancroft(10)               3,757,177

              Percent of class beneficially owned by
              Bancroft                                                52.7%

              Number of Shares of Common Stock as to
              which Bancroft has:

              (i)   Sole power to vote or to direct the vote          -0-

              (ii)  Shared power to vote or to direct the
                    vote                                              3,757,177

              (iii) Sole power to dispose or to direct
                    the disposition of                                -0-

              (iv)  Shared power to direct the disposition            -0-

         5.4  Amount beneficially owned by Maida Vale(11)             4,791,358

              Percent of class beneficially owned by Maida Vale       67.1%


--------------------------------------------------------------------------------
(10) As a result of the Voting Agreement as described in Item 6. hereof, this Reporting Person may be deemed to be the beneficial owner of 3,757,177 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement

(11) As a result of the Voting Agreement as described in Item 6. hereof, this Reporting Person may be deemed to be the beneficial owner of 3,757,177 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement

              Number of Shares of Common Stock as to
              which Maida Vale has:

              (i)   Sole power to vote or to direct the vote          1,034,181

              (ii)  Shared power to vote or to direct the
                    vote                                              3,757,177

              (iii) Sole power to dispose or to direct
                    the disposition of                                1,034,181

              (iv)  Shared power to direct the disposition            -0-

         5.5  Amount beneficially owned by Hammerwood(12)             4,791,358

              Percent of class beneficially owned by
              Hammerwood                                              67.1%

              Number of Shares of Common Stock as to
              which Hammerwood has:

              (i)   Sole power to vote or to direct the vote          1,034,181

              (ii)  Shared power to vote or to direct the
                    vote                                              3,757,177

              (iii) Sole power to dispose or to direct
                    the disposition of                                1,034,181

              (iv)  Shared power to direct the disposition            -0-


         5.6  Amount beneficially owned by each of Elmwood
              and Domain(13)                                          4,791,358

              Percent of class beneficially owned by each of Elmwood
              and Domain                                              67.1 %


-------------------
(12) As a result of the Voting Agreement as described in Item 6. hereof, this Reporting Person may be deemed to be the beneficial owner of 3,757,177 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement

(13) As a result of the Voting Agreement as described in Item 6. hereof, this Reporting Person may be deemed to be the beneficial owner of 3,757,177 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement

              Number of Shares of Common Stock as to which each of Elmwood and Domain has:

              (i)   Sole power to vote or to direct the vote          1,010,705

              (ii)  Shared power to vote or to direct the vote        3,780,653

              (iii) Sole power to dispose or to direct the
                    disposition of                                    1,010,705

              (iv)  Shared power to direct the disposition            23,476

(c)           See disclosure provided in Items 3. and 6. herein.

(d) No person other than the Reporting Persons and the Peder Sager Wallenberg Charitable Trust, a charitable trust created by Peder Wallenberg under the laws of the Island of Guernsey, Channel Islands ("Wallenberg Trust") has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Wallenberg Trust is the beneficial owner of 12,500 shares (approximately 25%) of "A" Ordinary Shares of Hammerwood, which ownership entitles the Wallenberg Trust to receive 25 percent of 99.9 percent of all dividends declared by Hammerwood and 99.9 percent of all assets of Hammerwood distributed upon any liquidation thereof. As of the date hereof, the "A" Ordinary Shares held by the Trust also entitle the Trust to 2.27% of the aggregate voting power represented by all of the outstanding shares of capital stock of Hammerwood. By the ownership of all of the issued and outstanding "B" Ordinary Shares of Hammerwood, Domain is entitled to approximately 97.73% of the aggregate voting power represented by all of the outstanding shares of capital stock of Hammerwood, 75 percent of 99.9 percent of all dividends declared by Hammerwood and .1 percent of all assets of Hammerwood distributed upon any liquidation thereof.

(e)           Not Applicable.

Item 6.       Contracts, Arrangements, Underwritings or Relationships with
              ------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

             As described in Item 3. above, pursuant to the Agreement, Maida Vale converted the Note and its accrued interest thereon into 1,034,181 shares of Common Stock. In addition, Maida Vale, Tallard and Datamatics entered into a Voting Agreement dated as of September 12, 2000 and which became effective upon the closing of the Transaction on October 18, 2000. Pursuant to the Voting Agreement, until September 12, 2002 unless otherwise terminated earlier (as detailed below), each party is obligated to vote all of their respective shares of voting capital stock of the Issuer, currently owned or thereafter acquired:

         1) in favor of one (1) individual nominated by Maida Vale to the Issuer's board of directors, so long as Maida Vale owns, in the aggregate, at least fifty percent of the shares of Common Stock issued to Maida Vale pursuant to the conversion of the Note;

         2) in favor of the individuals nominated by Datamatics' to the Issuer's board of director, so long as Datamatics owns at least fifty percent of the shares of Common Stock sold to Datamatics pursuant to the Transaction; and

         3) in accordance with Datamatics' instructions in the case of the following potential transactions that require shareholder votes to be taken: (i) sale of all or substantially all of the Issuer's assets; (ii) the acquisition of the Issuer by another corporation or entity by consolidation, merger or other reorganization in which the holders of the Issuer's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, or any other consolidation, merger or other reorganization involving the Issuer; (iii) the liquidation, dissolution, winding-up or similar transaction of the Issuer; (iv) the amendment or proposed amendment of the articles of incorporation or bylaws of the Issuer, provided that such amendment or proposed amendment does not adversely affect the rights of Infologix or Maida Vale; (v) the reincorporation of the Issuer in a jurisdiction other than California; and (vi) any matter relating to the Issuer's European operations.

                  The discussion of the Agreement and Transaction set forth in
Item 3. above is hereby incorporated by reference herein.

                  The description contained herein of the Voting Agreement is qualified in its entirety by reference to the completed text thereof as filed as
Exhibit 99.2 to this Schedule 13D.

                  All other contracts, arrangement, underwriting or relationships with respect to the securities of the issuer are those previously disclosed on the Statement.

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

Exhibit           Description
-------           -----------

99.1              Joint Filing Agreement

99.2 Voting Agreement dated September 15, 2000 by and among Tallard, Maida Vale and Datamatics (effective as of October 18, 2000).

                                   Signatures
                                   ----------

         After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TALLARD INFOLOGIX N.V.


By:  /s/ Jan Lindhout                                         October 18, 2000
     -------------------------------                          ----------------
Name:    Jan Lindhout                                         Date
Title:   Director

TALLARD B.V.

By:  /s/ Jan Lindhout                                         October 18, 2000
     -------------------------------                          ----------------
Name:    Jan Lindhout                                         Date
Title:   Director

BANCROFT (ANTILLES) N.V.

By: Derard Limited
    -------------------
Its: Director

By: /s/ Barbara Richardson                                    October 18, 2000
    --------------------------                                ----------------
Name:    Barbara Richardson                                   Date
Title:   Director

HAMMERWOOD (B.V.I.) LIMITED

By: Barrington Trust Limited
    ---------------------------------
Its: Member of the Board of Directors

By: /s/ Barbara Richardson                                    October 18, 2000
    --------------------------                                ----------------
Name:    Barbara Richardson                                   Date
Title:   Director

ELMWOOD INVESTMENTS HOLDINGS LTD.

By: /s/ Barbara Richardson                                    October 18, 2000
    --------------------------                                ----------------
Name:    Barbara Richardson                                   Date
Title:   Director

DOMAIN FOUNDATION

By:  /s/ Christian Bovet                                      October 25, 2000
     -------------------                                      ----------------
Name:    Christian Bovet                                      Date
Title:   Board Member

MAIDA VALE LIMITED

By: Derard Limited
    -------------------
Its:  Sole Director

By: /s/ Barbara Richardson                                    October 18, 2000
    --------------------------                                ----------------
Name:    Barbara Richardson                                   Date
Title:   Director

                                   SCHEDULE I
                                   ----------

INFOLOGIX
---------

          Principal Business:              Holding company for a diversified
                                           group of investments

          Address of Principal
          Business and Principal           c/o Leith Hill B.V.
          Office:                          Lonneker Steumke 35
                                           7524 DN Enschede
                                           The Netherlands

          State of Organization:           The Netherlands

    Officer and Director of Infologix

          Tallard:                         Sole Director of Infologix

                 Business Address:         c/o Leith Hill B.V.
                                           Lonneker Steumke 35
                                           7524 DN Enschede
                                           The Netherlands

                 Principal Business:       Holding company for a diversified
                                           group of investments

                 Citizenship:              The Netherlands

    Controlling Persons of Infologix

          Infologix is a wholly owned subsidiary of Tallard which is wholly owned by Bancroft. Bancroft is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

TALLARD
-------
                  Principal Business:              Holding company for a
                                                   diversified group of
                                                   investments

                  Address of Principal
                  Business and Principal           c/o Leith Hill B.V.
                  Office:                          Lonneker Steumke 35
                                                   7524 DN Enschede
                                                   The Netherlands

                  State of Organization:           The Netherlands


         Officers and Directors of Tallard

                  Leith Hill B.V.:                 Sole Director of Tallard B.V.
                  ---------------

                           Business Address:       Lonneker Steumke 35
                                                   7524 DN Enschede
                                                   The Netherlands

                           Occupation:             Provides Director Services

                           Citizenship:            The Netherlands

         Controlling Persons of Tallard

                  Tallard is wholly owned by Bancroft, which is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

BANCROFT
--------
                  Principal Business:              Holding company for a
                                                   diversified group of
                                                   investments

                  Address of Principal
                  Business and Office:             Caracasbaaiweg 199
                                                   P.O. Box 6050
                                                   Curaco, Netherlands Antilles

                  State Organization:              The Netherlands Antilles

         Officers and Directors of Bancroft

                  Barbara Mary Richardson:           Director of Bancroft
                  -----------------------

                         Business Address:           P.O. Box 546
                                                     28-30 The Parade
                                                     St. Helier, Jersey JE4 8XY
                                                     Channel Islands

                         Occupation:                 Senior Trust Manager

                         Citizenship:                Great Britain

                  Martyn David Crespel:              Director of Bancroft
                  --------------------

                         Business Address:           28-30 The Parade,
                                                     St. Helier, Jersey, JE4 8XY
                                                     Channel Islands

                         Occupation:                 Registered Trust and Estate
                                                     Practitioner

                         Citizenship:                Great Britain


                     Antonius Knipping:              Director of Bancroft
                     -----------------

                         Business Address:           Louies de Colignyloan 4
                                                     Curaco, Netherlands
                                                     Antilles

                         Occupation:                 Attorney

                         Citizenship:                The Netherlands


                  Derard Limited:                    Director of Bancroft
                  --------------

                         Business Address:           Tropic Isle Building
                                                     Wickhams Cay, Tortola
                                                     British Virgin Islands

                         Occupation:                 Limited company providing
                                                     corporate directorship

                         State organization:         British Virgin Islands

         Controlling Persons of Bancroft

                  Bancroft is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and
                  Item 5 hereof.

HAMMERWOOD
----------
                  Principal Business:                    Holding company for a
                                                         diversified group of
                                                         investments
                  Address of Principal
                  Business and Office:                   Tropic Isle Building
                                                         Wickhams Cay, Tortola
                                                         British Virgin Islands

                  State of Organization:                 The British Virgin
                                                         Islands

         Officers and Directors of Hammerwood

                  Barrington Trust Limited:              Director of Hammerwood

                           Address of Principal
                           Business and Office:          Tropic Isle Building
                                                         Road Town, Tortola
                                                         British Virgin Islands

                           Principal Business:           Limited company
                                                         providing corporate
                                                         directorship

                           State of Organization:        The British Virgin
                                                         Islands

                  Bayard Trust Company Limited:          Secretary of Hammerwood
                  ----------------------------

                           Address of Principal
                           Business and Office:          28-30 The Parade
                                                         St. Helier, Jersey

                           Principal Business:           Trust Company

                           State of Organization:        Jersey

                  Martyn David Crespel:                  Director of Hammerwood
                  --------------------

                           Business Address:             28-30 The Parade,
                                                         St. Helier, Jersey, JE4
                                                         8XY Channel Islands

                           Occupation:               Registered Trust and Estate
                                                     Practitioner

                           Citizenship:              Great Britain

                  Barbara Mary Richardson:           Director of Hammerwood

                           Business Address:         P.O. Box 546
                                                     28-30 The Parade
                                                     St. Helier, Jersey JE4 8XY
                                                     Channel Islands

                           Occupation:               Senior Trust Manager

                           Citizenship:              Great Britain

                  Johannes Burger:                   Director of Hammerwood
                  ---------------

                  Business Address:                  Marxer & Partner
                                                     Heligkreuz 6
                                                     Postfach 484
                                                     FL 9490 Vaduz
                                                     Furstentum
                                                     Liechtenstein

                           Occupation:               Attorney

                           Citizenship:              Liechtenstein

                  Christian Bovet:                   Director of Hammerwood

                  Business Address:                  17 Rue de la Mairie
                                                     CH-1207
                                                     Geneva
                                                     Switzerland

                           Occupation:               Professor

                           Citizenship:              Switzerland

         Controlling Persons at Hammerwood

                  Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

ELMWOOD
-------
                  Principal Business:               Holding company for a
                                                    diversified group of
                                                    investments

                  Address of Principal
                  Business and Office:              Tropic Isle Building
                                                    Wickhams Cay, Tortola
                                                    British Virgin Islands

                  State of Organization:            The British Virgin Islands

         Officers and Directors of Elmwood

                  William Rann Kennedy:              Director of Elmwood
                  --------------------

                           Business Address:         28-30 The Parade,
                                                     St. Helier, Jersey, JE4 8XY
                                                     Channel Islands

                           Occupation:               Senior Trust Manager

                           Citizenship:              Great Britain

                  Barbara Mary Richardson:           Director of Elmwood
                  -----------------------

                           Business Address:         28-30 The Parade,
                                                     St. Helier, Jersey, JE4 8XY
                                                     Channel Islands

                           Occupation:               Senior Trust Manager

                           Citizenship:              Great Britain

                  Penelope Ann Bromley:              Director of Elmwood
                  --------------------

                           Business Address:         28-30 The Parade,
                                                     St. Helier, Jersey, JE4 8XY
                                                     Channel Islands

                           Occupation:               Senior Trust Manager

                           Citizenship:              Great Britain

                  Nicholas Robert Landor:            Director of Elmwood
                  -----------------------
                           Business Address:         28-30 The Parade,
                                                     St. Helier, Jersey, JE4 8XY
                                                     Channel Islands

                           Occupation:               Managing Director of the
                                                     Insinger Trust (Jersey)
                                                     Limited

                           Citizenship:              Great Britain

         Controlling Persons at Elmwood

                   Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and Item 5 hereof.

MAIDA VALE
----------

                  Principal Business:                 Investment Holding Company

                  Address of Principal
                  Business and Office:                Tropic Isle Building
                                                      Road Town, Tortola
                                                      British Virgin Islands

                  State of Organization:              The British Virgin Islands

         Officers and Directors of Maida Vale

                  Derard Limited:                     Director of Maida Vale
                  --------------
                           Address of Principal
                           Business and Office:       Tropic Isle Building
                                                      Road Town, Tortola
                                                      British Virgin Islands

                           Principal Business:        Limited company providing
                                                      corporate directorship

                           State of Organization:     The British Virgin Islands

         Controlling Persons at Maida Vale

                  Maida Vale is wholly owned by Hammerwood. Elmwood owns 100% of the Class B shares of Hammerwood. Elmwood's ownership of the Class B shares of Hammerwood gives Elmwood 97.73% voting control over Hammerwood. Elmwood is wholly owned by Domain. See the information provided below and contained in Item 2 and
                  Item 5 hereof.

DOMAIN
------

                  Principal Business:                Enterprise foundation for
                                                     management of investments

                  Address of Principal
                  Business and Office:               Heiligbreug 6
                                                     PostBach 484, Flando Vadug
                                                     Liechtenstein

                  State of Organization:             Liechtenstein

         Officers and Directors of Domain

                  Fredrik Wallenberg:                Board Member of Domain
                  ------------------                 Foundation


                           Business Address:         Lingfield AB
                                                     Odelsberg VAG 9
                                                     13440 Gustavsberg
                                                     Sweden

                           Occupation:               Student

                           Citizenship:              Sweden

                  Martyn Crespel:                    Board Member of Domain
                  --------------

                           Business Address:         28-30 The Parade,
                                                     St. Helier, Jersey, JE4 8XY
                                                     Channel Islands

                           Occupation:               Registered Trust and Estate
                                                     Practitioner

                           Citizenship:              Great Britain

                  Christian Bovet:                   Board Member of Domain
                  ----------------

                           Business Address:         17 Rue de la Mairie CH 1207
                                                     Geneva, Switzerland

                           Occupation:               University Professor

                           Citizenship:              Switzerland

                  Johannes Burger:                   Director of Hammerwood
                  ---------------

                           Business Address:         Marxer & Partner
                                                     Heligkreuz 6
                                                     Postfach 484
                                                     FL 9490 Vaduz
                                                     Furstentum
                                                     Liechtenstein

                           Occupation:               Attorney

                           Citizenship:              Liechtenstein

         Controlling Persons at Domain

                  Domain is controlled solely by its members of its board. Domain is an enterprise foundation created under the laws of Liechtenstein, created for the purpose of managing investments. There are no beneficiaries or any persons with a beneficial interest in Domain.